Filed pursuant to Rule 497
File No. 333-272168
Rule 482ad

EAGLE POINT INCOME COMPANY INC. ANNOUNCES FULL EXERCISE AND CLOSING OF UNDERWRITERS' OPTION IN OFFERING OF PREFERRED STOCK

GREENWICH, Conn. – August 3, 2023 – Eagle Point Income Company Inc. (the "Company") (NYSE: EIC, EICA, EICB) today announced, in connection with its previously disclosed underwritten public offering of 1,130,500 shares of its 7.75% Series B Term Preferred Stock due 2028 (the "Preferred Stock") at a public offering price of $25 per share that closed on July 26, 2023, that the underwriters of such offering have fully exercised their option to purchase an additional 169,575 shares of Preferred Stock. The exercise of the option resulted in additional net proceeds to the Company of approximately $4.1 million after payment of underwriting discounts and commissions. The Preferred Stock is rated 'BBB' by Egan-Jones Ratings Company, an independent rating agency.

The Preferred Stock trades on the New York Stock Exchange under the symbol "EICB," and the Preferred Stock issued pursuant to the underwriters' option to purchase additional shares will trade under the same symbol.

Ladenburg Thalmann & Co. Inc. and B. Riley Securities, Inc. acted as joint book-running managers for the offering. InspereX LLC and Wedbush Securities Inc. acted as lead managers for the offering.

Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing. The prospectus supplement dated July 20, 2023 and the accompanying prospectus dated June 29, 2023, each of which has been filed with the Securities and Exchange Commission ("SEC"), contains this and other information about the Company and should be read carefully before investing. The prospectus supplement, the accompanying prospectus and this press release are not offers to sell these securities and are not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. **The offering may be made only by means of a prospectus and a related prospectus supplement, copies of which may be obtained by writing Ladenburg Thalmann & Co. Inc. at 640 Fifth Avenue, 4th Floor, New York, New York 10019, by calling toll-free 1-800-573-2541 or by sending an e-mail to: prospectus@ladenburg.com; copies may also be obtained for free by visiting EDGAR on the SEC's website at http://www.sec.gov.**

Egan-Jones Ratings Company is a nationally recognized statistical rating organization (NRSRO). A security rating is not a recommendation to buy, sell or hold securities, and any such rating may be subject to revision or withdrawal at any time by the applicable rating agency.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of collateralized loan obligations ("CLOs"). In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

Source: Eagle Point Income Company Inc.
Investor Relations:
ICR
203-340-8510
ir@EaglePointIncome.com
www.eaglepointincome.com